UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 24, 2007
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

Attached hereto and incorporated by way of reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, October 24, 2007, and entitled “Nova’s Integrated Metrology Solution Chosen for Largest Memory Fabrication Facility in Taiwan”.

2.	Press release issued by the Registrant on, and dated, October 24, 2007, and entitled “Nova Measuring Instruments Schedules Third Quarter 2007 Earnings Conference Call for November 6, 2007 at 9:00 am EST”.

        This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.‘s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); and September 21, 2006 (File No. 333-137491) and into Nova Measuring Instruments Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: October 24, 2007

Exhibit Index

99.1	Press release dated October 24, 2007, and entitled "Nova's Integrated Metrology Solution Chosen for Largest Memory Fabrication Facility in Taiwan".

99.2	Press release dated October 24, 2007, and entitled “Nova Measuring Instruments Schedules Third Quarter 2007 Earnings Conference Call for November 6, 2007 at 9:00 am EST”.